Mail Stop 4561

January 31, 2007

Mr. Warren D. Stowell
President and Chief Executive Officer
Telzuit Medical Technologies, Inc.
5422 Carrier Drive
Suite 306
Orlando, Florida   32819

> **Re: Telzuit Medical Technologies, Inc.**
> **Form 10-KSB/A for the year ended June 30, 2006**
> **Filed 11/06/06**
> **File No. 001-15034**

Dear Mr. Stowell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended June 30, 2006

Note 2 – Significant Accounting Policies

Software, page F-10

1. You disclose that property and equipment as of June 30, 2006 includes $97,658 of capitalized internal use software costs. Please additionally tell us and include in future filings how you account for costs related to software used in your

STATPATCH Holter Monitor and System. We note that sales of your STATPATCH Holter Monitor began during the second quarter of fiscal 2007 and that you intend to also introduce the STATPATCH System to the market in the future as well.

Note 11 – May 2006 Convertible Debenture Financing, page F-18

2. You disclose that the May 2006 convertible debentures are subject to certain events of default including obtaining an effective registration statement of the underlying common stock within 240 days of the closing of the May 2006 private placement. Per review of the debenture form in your 8-K dated May 26, 2006, we note that the events of default also include your common stock not being eligible for listing for trading on a trading market and not being eligible to resume listing within 10 trading days, among others. In an event of default, the outstanding principal amount of the debentures, plus accrued but unpaid interest, liquidated damages and other amounts, become, at the holder's election, immediately due and payable in cash at the mandatory default amount. The mandatory default amount is the greater of (A) 110% of the outstanding principal amount plus all accrued and unpaid interest or (B) the outstanding principal amount plus all accrued and unpaid interest divided by the conversion price multiplied by the market price/market value of your stock. In this regard, it appears that there are events not within your control that could require you to net-cash settle the debentures; thus it appears that the embedded conversion options of these debentures may be embedded derivatives that should be bifurcated from the host contract and accounted for as liabilities at fair value. Please provide us with a detailed analysis of these debentures and the related warrants under SFAS 133 and EITF 00-19.

Form 10-QSB for the quarter ended September 30, 2006

Consolidated Statements of Cash Flows, page F-5

3. We note that, in the three months ended September 30, 2006, you amortized your debt discount in an amount of $1,346 and debt issuance costs amounting to $1,180. We also note that in the first month after the issuance of the related debentures in May 2006 you amortized your debt discount in an amount of $160,544 (per page F-18 of your 10-KSB/A for the year ended June 30, 2006) and your debt issuance costs amounting to $67,066 (per page F-3 of your 10-KSB/A for the year ended June 30, 2006). Please explain to us the discrepancies between these amounts since the charges in your 10-QSB were for a three month period and the charges in your 10-KSB/A were only for one month.

Note 2 – Significant Accounting Policies

Revenue Recognition, page F-6

4. You disclose on page 5 of your filing that sales of your STATPATCH Holter
    Monitor began in the second quarter of fiscal 2007 and that you expect that these
    sales will significantly increase revenue recognition going forward. In this
    regard, please expand your revenue recognition policy in future filings to address
    these sales and provide us with your proposed disclosure in your response. Based
    on your disclosure on page 3 of your filing, it appears that the sale of your
    STATPATCH Holter Monitor will also include services that you will perform
    related to the communication of information. Since the revenue earned from the
    STATPATCH Holter Monitor involves multiple deliverables, please address
    EITF 00-21 in your response and updated disclosure.

5. Please tell us how you determined that your revenue recognition policy is in
    accordance with SAB 101 as amended by SAB 104 and expand your disclosure in
    future filings to address this guidance.

Note 3 – Acquisitions, page F-9

6. You disclose that you paid $644,255 in cash and agreed to issue 88,853 shares of
    your common stock as payment for Cedars and Atlantic. Additionally, you
    entered into three month consulting agreements with the principals of PDS
    Imaging, paying an additional $12,000 and agreeing to issue 277,000 shares of
    your common stock. We also note that you recorded the acquisition at a purchase
    price of $758,000. Please explain to us how you determined the purchase price.
    Please tell us the value assigned to the stock issued and confirm to us if the
    amounts paid/issued pursuant to the consulting agreements were included in the
    purchase price. If so, please tell us the accounting guidance that you relied upon
    to determine that the inclusion of these amounts in the purchase price was
    appropriate.

7. You disclose that PDS Imaging adds a Medicare-approved and private insurance
    credentialed Independent Diagnostic Testing Facility (IDTF) which will enable
    your company to receive reimbursement from third parties for your STATPATCH
    System. We note that in order to receive Medicare payments for diagnostic
    procedures, the procedures must be performed by a physician, physician group,
    approved supplier of portable x-ray services, or an IDTF. We also note there are
    several requirements to become credentialed as an IDTF. It appears to us that the
    IDTF credentials acquired from PDS Imaging may be an intangible asset arising
    from a contractual/legal right. Please tell us what consideration you gave to

allocating part of the cost of this acquisition to the IDTF credentials before allocating the remainder of the purchase price to goodwill.

8-K dated August 1, 2006

8. You state in your 8-K dated August 1, 2006 that the total purchase price paid and the combined total assets of Cedars and Atlantic did not exceed 20% of your company's total consolidated assets as of June 30, 2005. In addition, you state that Cedars and Atlantic had a net loss from continuing operations, before income taxes, extraordinary items, and changes in accounting principles, for the twelve month period ending December 31, 2005. It appears that, for these reasons, you did not furnish the financial statements for Cedars and Atlantic pursuant to Item 310 of Regulation S-B; however, it is unclear to us how you performed the income test. Please provide us with your analysis of this acquisition based on the income test in Item 310 of Regulation S-B.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

   You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

                                          Sincerely,

                                          Daniel Gordon
                                          Branch Chief